Exhibit 99.3
GOGORO INC.
PROXY STATEMENT
GENERAL

Our Board of Directors is soliciting proxies for an annual general meeting of shareholders (the “AGM”) to be held at 9:30 AM Taipei time on May 30, 2024 or at any adjournment thereof. The AGM will be held at Building C, No. 225, Section 2, Chang’an E. Rd., SongShan district, Taipei City 105, Taiwan.

REVOCABILITY OF PROXIES

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the AGM and voting in person. A written notice of revocation or a duly executed proxy bearing a later date must be delivered by mail or by hand to the offices of (i) Continental Stock Transfer & Trust Company, 1 State Street, Floor 30, New York City, N.Y. 10275-0741, Attention: Proxy Services, or (ii) Gogoro Inc., 11F, Building C, No. 225, Section 2, Chang’an E. Rd., SongShan district, Taipei City 105, Taiwan, Attention: Department of Investor Relations. The written notice of revocation or proxy card must be returned not later than the close of business on May 28, 2024, Eastern time.
RECORD DATE, SHARE OWNERSHIP, AND QUORUM

Holders of our ordinary shares of record at the close of business on March 1, 2024 (Eastern Standard Time) (the “Record Date”) are entitled to vote at the AGM. As of December 31, 2023, 245,721,034 of our ordinary shares par value $0.0001 per share, were issued and outstanding. At any general meeting of the Company, one or more shareholders holding at least a majority of the paid up voting share capital of the Company present in person or by proxy and entitled to vote at that meeting shall form a quorum.
VOTING AND SOLICITATION

For each resolution put to the vote of the AGM, each ordinary share in issue is entitled to one (1) vote per share. At the AGM, every ordinary shareholder present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative, may vote the fully paid ordinary shares held by such shareholder.
A resolution put to the vote of the AGM shall be decided by way of a poll save that the chairman of the AGM may in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands in which case every member present in person or by proxy, or in the case of a member being a corporation, by its duly authorized

Exhibit 99.3
representative, shall have one (1) vote. The result of the poll shall be deemed to be the resolution of the AGM.
The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries, and custodians holding in their names our ordinary shares beneficially owned by others to forward to those beneficial owners.
VOTING BY HOLDERS OF ORDINARY SHARES
When proxies are properly completed and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the AGM in accordance with the instructions of the shareholders. If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares will be voted at the discretion of the holder of such proxies. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present for the purpose of quorum but are not counted as votes for or against a proposal. Any representative of a corporate shareholder attending the AGM would need to produce a letter or board resolutions showing the authorization to represent such shareholder to the Company.
PROPOSALS 1 AND 2
Re-election of Class II Directors
According to Article 83 of the Amended and Restated Memorandum and Articles of Association of the Company currently in effect (the “M&A”), the directors shall be divided into three classes: Class I, Class II and Class III. Based on the resolutions of the Board of Directors dated February 7, 2024, Mr. Chung-Yao Yin and Mr. Hui-Ming Cheng have served as the Class II directors of the Company since April 2022. Their term shall expire at the AGM and replacement Class II directors may be appointed in accordance with the M&A. If no replacement Class II directors are appointed in accordance with the M&A, the existing Class II directors shall be automatically re-appointed for a further term of three (3) years.
The resolutions of our Board of Directors dated February 7, 2024, approved the classification of Mr. Chung-Yao Yin and Mr. Hui-Ming Cheng as Class II directors for purposes of the re-appointment or re-election and confirmed that Mr. Chung-Yao Yin and Mr. Hui-Ming Cheng are qualified as independent directors of the Company.
Mr. Chung-Yao Yin and Mr. Hui-Ming Cheng have indicated that they will offer themselves for re-election as directors at the AGM. Their names, ages as of January 31, 2024, the principal positions currently held by each of them, and their biographies are as follows:

Exhibit 99.3

Name	Age	Position
Mr. Chung-Yao Yin	40	Director
Mr. Hui-Ming "HM" Cheng	69	Director
Chung-Yao Yin has served on our board of directors since April 2022 following the Closing of Business Combination. Mr. Yin has served as Chairman of Nan Shan Life Insurance Co., Ltd. since June 2022 and as a member of its board of directors since June 2016. Mr. Yin previously served as Vice Chairman of Nan Shan Life Insurance Co., Ltd. from December 2019 to June 2022 and Special Assistant to the Chairman at Nan Shan Life Insurance Co., Ltd. from November 2016 to September 2019.
Mr. Yin has served on the board of directors of Gogoro Taiwan Limited since June 2019, Gogoro Taiwan Sales and Services Limited since June 2019, GoShare Taiwan Limited since July 2019, Gogoro Network since May 2019, Gogoro Network Pte. Ltd. since July 2019, Gogoro Singapore Holding Pte. Ltd. since July 2019 and GoShare Pte. Ltd. since July 2019.
Mr. Yin has served on the board of directors of Fuh Hwa Securities Investment Trust Co., Ltd. since May 2023, Ruen Tai Shing Co., Ltd. and Ying Jia Investment Co., Ltd. since June 2022, Obigen Pharma, Inc. since April 2021, Nan Shan Life Charity Foundation since January 2020, Yi Tai Investment Co., Ltd., Ren Ying Enterprise Co., Ltd., Chang Chun Investment Co., Ltd., Sheng Cheng Investment Co., Ltd., Ruentex Leasing Co., Ltd., Ruen Hua Dyeing & Weaving Co., Ltd. and Jing Hong Investment Co., Ltd since June 2018, Nan Shan General Insurance Company, Ltd. since September 2016, Ruentex Development Co., Ltd. since July 2016, Ruen Chen Investment Holding Co., Ltd. and Ruentex Industries Co., Ltd. since June 2016, Ruentex Materials Co., Ltd. and Ruentex Engineering & Construction Co., Ltd. since May 2016, Ruentex Xu-Zhan Development co., Ltd. since April 2016, Peng-Lin Investment Limited since July 2013, the Tang Prize Foundation since 2012, the Yin Shu-Tien Medical Foundation and the Mr. Hsun-Ruo YIN Educational Foundation since 2006. Mr. Yin holds a Doctor of Philosophy in Oriental Studies from the University of Oxford.
Hui-Ming “HM” Cheng has served on our board of directors since 2013. Mr. Cheng served as President and General Manager of Walsin Lihwa Corporation (TPE: 1605) from 2011 to June 2019 and as a member of its board of directors from 2014 to May 2020. Mr. Cheng previously served as Chief Financial Officer at HTC Corporation (TWSE: 2498) from 2006 to 2010. Prior to HTC, Mr. Cheng served as Chief Financial Officer of Taiwan Mobile Co., Ltd. (TWSE: 3045), Chief Financial Officer of Fubon Financial Holding Co., Ltd. (TPE: 2881), and Vice President of Finance at Winbond Electronics Corp (TPE: 2344).
Mr. Cheng has served on the board of directors of KHL Venture Capital Co., Ltd. since May 2020, KHL IB Venture Capital Co., Ltd. since May 2020, KHL IV Venture Capital Co., Ltd. since April 2019, KHL V Venture Capital Co., Ltd. since August 2021, ACME Electronics Corporation (TPEX: 8121) since June 2020 and Ganso Co., Ltd. (SHA: 603886) since January

Exhibit 99.3
2019. Mr. Cheng holds an M.B.A. from Indiana University Bloomington, a graduate degree in Chemical Engineering from the University of California Los Angeles and an undergraduate degree from National Taiwan University. In 2002, he was honored as “the Best Chief Financial Officer in Taiwan”.
Each director will be re-elected by an affirmative vote of a majority of not less than two-thirds of the votes of the holders of ordinary shares present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the AGM.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1 and 2, THE RE-ELECTION OF THE NOMINEES NAMED ABOVE.

PROPOSAL 3
Adjournment of the AGM to Solicit Additional Proxies, If Necessary
Proposal 3 would allow the chairman of the AGM to adjourn the AGM, if necessary, to solicit additional proxies if there are insufficient votes at the time of the AGM to approve any of the resolutions to be considered and passed at the AGM.
The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the AGM will be required to approve this proposal.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, FILINGS WITH THE REGISTRAR OF COMPANIES.
PROPOSAL 4
Authorization of Directors and Officers
Proposal 4 is a general power to be granted to directors and officers to take any and every action that might be necessary to effect the matters in Proposals 1 to 3 as such director or officer, in his or her absolute discretion, thinks fit.
The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the AGM will be required to approve this proposal.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4, THE AUTHORIZATION OF DIRECTORS AND OFFICERS.

Exhibit 99.3
OTHER MATTERS
We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,
Hok-Sum Horace Luke
Chairman of the Board and Chief Executive Officer
March 5, 2024